

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 5, 2018

Via E-Mail
Michael V. Shustek
Chief Executive Officer
MVP REIT II, Inc.
8880 W. Sunset Road
Suite 340
Las Vegas, Nevada 89148

Re: MVP REIT II, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 27, 2017
File No. 000-55760

Dear Mr. Shustek:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities